BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

January 8, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed on December 10, 2009 File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 7 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in the Company’s responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 7 to the Registration Statement.

Please note that to provide updated third party industry reports, we have submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “Supplemental Response Letter”). Pursuant to Rule 418(b) of the Securities Act of 1933, as amended (the “Securities Act”), the Company is requesting return of the materials included in the Supplemental Response Letter promptly following the completion of the Staff’s review thereof.

Risk Factors, page 14

1.	We note your response to prior comment 3, which states that your capital resources, as supplemented by the offering proceeds, are not expected to be sufficient to fund operations for the next twelve months, unless the 2005 and 2006 notes are restructured or extended. Notwithstanding your expectation that the notes will be restructured or extended, there is a risk that the notes will become due in accordance with the current payment schedule, and you would be unable to pay the

Mark P. Shuman
Division of Corporation Finance
January 8, 2010

notes and fund the other costs of continuing operations. Please add a prominently positioned risk factor that identifies and discusses this uncertainty, the potential extent of the capital resource deficiency, and the resulting adverse effect on investors.

The Prospectus has been amended to reflect the Staff’s comment. Please see page 30 of the Prospectus where the Company has modified an existing risk factor and highlighted the uncertainty of the Company’s ability to pay the notes and fund the other costs of continuing operations in a new separate risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Internet Segment Historical Operating Data, page 61

2.	We note your response to prior comment 2. You state that members who previously were subscribers, but discontinued their subscriptions either by notifying you of their decisions to discontinue or allowing their subscriptions to lapse by failing to pay their subscription fees, are considered new subscribers when they become subscribers again at any point after their previous subscriptions ended. You also state that if a current subscriber to one of your websites becomes a subscriber to another one of your websites, such new subscription would also be counted as a new subscriber since such subscriber would be paying the full subscription fee for each subscription. For each period included in the table, please tell us the number of (i) discontinued/lapsed prior subscribers and (ii) existing subscribers that have purchased additional subscriptions that are included in the number of new subscribers. In addition, consider whether the number of new subscribers attributable to these sources should be more clearly disclosed to investors in quantitative terms.

The Company notes the Staff’s comment and has provided additional disclosure on page 61 of the Prospectus. The Company does not identify which subscribers are discontinued/lapsed prior subscribers or which subscribers are existing subscribers on a different website. As the Company has disclosed elsewhere in this section of the Prospectus, individuals may come to its websites “...using multiple user names and e-mail addresses...” and may also use different credit cards. While the Company might be able to partially identify individuals with more than one subscription to the extent that the same unique financial instrument (i.e., credit card, bank account or SMS payment through a cellular telephone) is used to purchase such subscriptions, the Company does not track this information and believes it would be negligible.

Accordingly, the Company has not provided the Staff with information with respect to the number of discontinued/lapsed prior subscribers or the existing subscribers that have purchased additional subscriptions that are included in the number of new subscribers, nor has the table on pages 60 and 61 of the Prospectus been updated with such information. However, the Company has revised the disclosure on page 61 of the Prospectus to disclose to investors the possibility that a new subscriber may either be a discontinued/lapsed prior subscriber or a current subscriber on a different website and has also disclosed to investors that the Company does not quantify the number of new subscribers attributable to these sources.

Mark P. Shuman
Division of Corporation Finance
January 8, 2010

Notes to Consolidated Financial Statements

Note K—Stockholders’ Equity, page F-27

3.	We note that you recorded the deemed dividend for the Series B Preferred shares issued to related parties in response to prior comment 5. Please revise to label your fiscal 2007 financial statements as restated and provide the disclosures required by paragraph 26 of SFAS 154, or tell us why you believe such revisions are not necessary. Also, tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

The Prospectus has been amended to reflect the Staff’s comment and our auditors have made reference to the restatement in their report. Please see pages F-2, F-4 and F-15 of the Prospectus.

Exhibit Index, page II-8

4.	We note your response to prior comment 7. In your response letter, please confirm that except with respect to any schedules or similar attachments to agreements you are not required to file pursuant to Item 601(b)(2) of Regulation S-K, for each material contract filed as an exhibit, you will file all related schedules and attachments.

The Company confirms that except with respect to any schedules or similar attachments to agreements it is not required to file pursuant to Item 601(b)(2) of Regulation S-K, for each material contract filed as an exhibit, it has already or will file all related schedules and attachments.

*    *    *    *    *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 7 to the Registration Statement and (ii) four blacklined copies of Amendment No. 7 to the Registration Statement reflecting the changes made to the December 10, 2009 filing of Amendment No. 6 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Mark P. Shuman
Division of Corporation Finance
January 8, 2010

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc: Marc H. Bell